SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Subject Company)

HOME PRODUCTS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

437305-10-5
(CUSIP Number of Class of Securities)

JAMES R. TENNANT
CHIEF EXECUTIVE OFFICER
HOME PRODUCTS INTERNATIONAL, INC.
4501 WEST 47TH STREET
CHICAGO, ILLINOIS 60632
(773) 890-1010
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:
MARYANN A. WARYJAS, ESQ.
MARK D. WOOD, ESQ.
KATTEN MUCHIN ZAVIS ROSENMAN
525 WEST MONROE STREET
CHICAGO, ILLINOIS 60661
(312) 902-5200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Home Products International, Inc., a Delaware corporation (the “Company”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2004, as amended by Amendment No. 1 thereto filed with the SEC on November 12, 2004 (as amended, the “Statement”), relating to the offer by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), to purchase each issued and outstanding share of Common Stock for $2.25 per share in cash (without interest), upon the terms and subject to the conditions of the Acquisition Agreement (the “Offer”), as described in the Offer to Purchase contained in the Schedule TO filed by Purchaser with the SEC on November 12, 2004. Capitalized terms not defined herein have the meanings ascribed to such terms in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3(a) of the Statement is hereby amended and supplemented to include the following text under the heading “Certain Employment Agreements-James R. Tennant”:

     “On November 22, 2004, Mr. Tennant submitted to the Company a letter setting forth his intention to resign as an employee of the Company (including as Chief Executive Officer and Chairman of the Board of Directors of the Company) as of the consummation of the Offer. Mr. Tennant also sets forth in the letter the payments and other benefits to which he claims he will be entitled upon such resignation pursuant to the terms of his employment agreement with the Company and pursuant to other Company plans and policies. A copy of Mr. Tennant’s letter is filed herewith as Exhibit (e)(20), and the description contained herein is qualified in its entirety by the full text of such exhibit.”

ITEM 9. EXHIBITS.

Item 9 is hereby amended by adding the following additional exhibits:

(e)(19)	Amendments to certain employee benefit plans, including the Executive Incentive Plan and the Management Incentive Plan, adopted by the Board of Directors of Home Products International, Inc. on December 14, 1999

(e)(20)	Notice of Intent to Resign, dated November 22, 2004, from James R. Tennant to Home Products International, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 24, 2004)

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOME PRODUCTS INTERNATIONAL, INC.
By:	/s/ James E. Winslow
	Name:	James E. Winslow
	Title:	Executive Vice President and Chief Financial Officer

Dated: November 24, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 12, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)*

(a)(1)(B)	Letter of Transmittal, dated November 12, 2004 (incorporated by reference to Exhibit (A)(1)(B) to Schedule TO of Storage Acquisition Company, L.L.C.)*

(a)(2)	Letter to Stockholders of Home Products International, Inc., dated November 12, 2004*

(a)(3)	Press Release of Home Products International, Inc., dated October 29, 2004 (incorporated by reference to Exhibit 99.9 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(a)(4)	Fairness Opinion of Mesirow Financial, Inc. to the Special Committee of the Board of Directors of Home Products International, Inc., dated October 28, 2004 (incorporated by reference to Annex B to this Schedule 14D-9)*

(a)(5)	Press Release of Home Products International, Inc., dated November 1, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 1, 2004)*

(a)(6)	Press Release of Home Products International, Inc., dated November 12, 2004.*

(a)(7)	Form of Memorandum to Holders of Stock Options (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)*

(a)(8)	Form of Stock Option Cancellation Agreement (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)*

(e)(1)	Acquisition Agreement by and between Storage Acquisition Company, L.L.C. and Home Products International, Inc., dated as of October 28, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(2)	Employment Agreement, dated as of May 19, 1999, as amended October 14, 1999, and as amended December 15, 1999, between Home Products International, Inc. and James R. Tennant (incorporated by reference to Exhibit 10.24 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(3)	Employment letter, dated October 18, 1994, as amended May 15, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(4)	Employment offer summary, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(5)	Employment arrangement, dated August 23, 2001, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.31 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(6)	Retention and Non-Competition and Non-Solicitation Agreement, dated January 28, 2000, as amended March 21, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.25 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(7)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.26 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(8)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Peter Graves (incorporated by reference to Exhibit 10.27 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(9)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.28 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)*

(e)(10)	Home Products International, Inc. Executive Incentive Plan*

(e)(11)	Home Products International, Inc. Management Incentive Plan*

(e)(12)	Home Products International, Inc. 1999 Directors Restricted Stock Plan (incorporated by reference to the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)*

(e)(13)	1999 Performance Plan of Home Products International, Inc. (incorporated by reference from the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)*

(e)(14)	Confidentiality Agreement, dated April 29, 2004, by and between Mesirow Financial, Inc. and Triyar Capital, LLC, including the letter confirming Joseph Gantz’ agreement to be bound thereby (incorporated by reference to Exhibits (d)(6) and (d)(7) to Schedule TO of Storage Acquisition Company, L.L.C.)*

(e)(15)	Confidentiality Agreement, dated July 19, 2004, by and between Mesirow Financial, Inc. and Equity Group Investments, L.L.C. (incorporated by reference to Exhibit (d)(8) to Schedule TO of Storage Acquisition Company, L.L.C.)*

(e)(16)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and EGI Fund (02-04) Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(17)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Triyar Capital, LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(18)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Walnut Investment Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)*

(e)(19)	Amendments to certain employee benefit plans, including the Executive Incentive Plan and the Management Incentive Plan, adopted by the Board of Directors of Home Products International, Inc. on December 14, 1999 (filed herewith)

(e)(20)	Notice of Intent to Resign, dated November 22, 2004, from James R. Tennant to Home Products International, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 24, 2004)

* Previously filed